[James River Coal Company Letterhead]

June 15, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
James River Coal Company
Form AW Application for Withdrawal
Post-Effective Amendment No. 1 to Form S-1 Registration Statement on Form S-3  Registration Statement (Registration No. 333-118190)
Post-Effective Amendment No. 2 to Form S-1 Registration Statement on Form S-3  Registration Statement (Registration No. 333-118190)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, James River Coal Company, a Virginia corporation, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 1 to Form S-1 Registration Statement on Form S-3 Registration Statement and all exhibits thereto filed with the Commission on January 23, 2006 (“Post-Effective Amendment No. 1”) and Post-Effective Amendment No. 2 to Form S-1 Registration Statement on Form S-3 Registration Statement and all exhibits thereto filed with the Commission on March 9, 2006 (“Post-Effective Amendment No. 2” and, together with Post-Effective Amendment No. 1, the “Post-Effective Amendments”) because the registration statement is no longer necessary. The Post-Effective Amendments relate to Registration Statement No. 333-118190. No securities of the selling shareholders named in the Post-Effective Amendments were sold, or will be sold, pursuant to the Post-Effective Amendments.

If you have any questions, please contact our legal counsel, Josh Galante, at 212-775-8704, or Justin Heineman, at 404-685-6782. Thank you for your assistance in this matter.

Sincerely,

James River Coal Company

By: /s/ Samuel M. Hopkins II
Name: Samuel M. Hopkins II
Title: Vice President and Chief Accounting Officer